UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Lester R. Brafman

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 19249M 102		Page 2 of 5

1	Name of reporting person Lester R. Brafman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,952(1)
	8	Shared voting power 0
	9	Sole dispositive power 145,952 (1)
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 145,952 (1)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.51%
14	Type of reporting person (see instructions) IN

(1)	Includes 75,154 restricted shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation, held directly by Lester R. Brafman (the “Reporting Person”), the restrictions on which will expire on January 31, 2022. Upon the expiration of such restrictions on January 31, 2022, which date is within 60 days of the date of this Amendment No. 1 to Schedule 13D, the Reporting Person will acquire both voting and dispositive control over all such shares of Common Stock. Accordingly, the Reporting Person may be deemed to be the beneficial owner of all of such 75,154 restricted shares of Common Stock, which shares are the subject of this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 3 of 5

This Amendment No. 1 to Schedule 13D is filed to amend Items 3, 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, on February 13, 2020, Cohen & Company Inc., a Maryland corporation (the “Issuer”), granted to Lester R. Brafman (the “Reporting Person”) 50,808 restricted shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), pursuant to the Issuer’s 2010 Long-Term Incentive Plan, as amended. The restrictions will expire with respect to 25,404 of such restricted shares of Common Stock on January 31, 2022 (collectively, the “February 2020 Shares”).

Additionally, as previously disclosed, on October 22, 2020, the Issuer granted to the Reporting Person 200,000 restricted shares of Common Stock pursuant to the Issuer’s 2020 Long-Term Incentive Plan, as amended. The restrictions will expire with respect to 40,000 of such restricted shares of Common Stock on January 31, 2022 (collectively, the “October 2020 Shares”).

Finally, as previously disclosed, on February 2, 2021, the Issuer granted to the Reporting Person 19,500 restricted shares of Common Stock pursuant to the Issuer’s 2020 Long-Term Incentive Plan, as amended. The restrictions will expire with respect to 9,750 of such restricted shares of Common Stock on January 31, 2022 (collectively, the “February 2021 Shares”).

Upon the expiration of the restrictions on January 31, 2022 (which date is within 60 days of the date of this Amendment No. 1 to Schedule 13D) with respect to each of the February 2020 Shares, the October 2020 Shares and the February 2021 Shares, the Reporting Person will acquire both voting and dispositive control over all such shares of Common Stock. Accordingly, the Reporting Person may be deemed to be the beneficial owner of all of the February 2020 Shares, the October 2020 Shares and the February 2021 Shares (which represent an aggregate of 75,154 shares of Common Stock). Such 75,154 shares of Common Stock are the subject of this Amendment No. 1 to Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of the Reporting Person to rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 4 of 5

(a) The percentage of ownership indicated in this Schedule 13D is calculated based on (i) 1,640,443 shares of Common Stock outstanding as of December 1, 2021, as provided by the Company, plus (ii) 75,154 shares of Common Stock, which represents all of the February 2020 Shares, the October 2020 Shares and the February 2021 Shares, of which the Reporting Person may be deemed to be the beneficial owner.

(b) Upon the expiration on January 31, 2021 of the restrictions on the February 2020 Shares, the October 2020 Shares and the February 2021 Shares, the Reporting Person will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Person.

(d) To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the February 2020 Shares, the October 2020 Shares and/or the February 2021 Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2021

By:	/s/ Lester R. Brafman
Name: Lester R. Brafman